UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

31 October 2023

BHP approves US$4.9 billion investment in stage two of Jansen potash project

BHP has approved an investment of US$4.9 billion (C$6.4 billion) for stage two of the Jansen potash project (Jansen Stage 2) in Saskatchewan, Canada.

This follows BHP’s approval of US$5.7 billion (C$7.5 billion) for stage one of the Jansen potash project (Jansen Stage 1) in August 2021 and a pre-Jansen Stage 1 investment of US$4.5 billion (C$4.9 billion).

BHP Chief Executive Officer, Mike Henry said:

“This is an important milestone that underscores our confidence in potash and marks the next phase of the company’s growth in Canada. We believe Jansen will deliver long-term value for shareholders and the local community, and will position BHP as one of the leaders in the global potash industry.

The stage two investment advances BHP’s strategy to increase its exposure to commodities positively leveraged to the global megatrends of population growth, urbanisation, rising living standards and decarbonisation. Potash, used in fertilisers, will be essential for food security and more sustainable farming.

Today’s additional investment will transform Jansen into one of the world’s largest potash mines, doubling production capacity to approximately 8.5 million tonnes per annum (Mtpa)1.

We are advancing our sustainability and economic development priorities for Jansen and we are pleased with the progress of our ongoing work with the Governments of Canada and Saskatchewan, as well as local and Indigenous communities on shared solutions.”

Jansen Stage 1 is 32% complete and progressing in line with its schedule. First production from Jansen Stage 1 is expected to be delivered in late CY2026. Construction of Jansen Stage 2 is anticipated to take approximately six years, and is expected to deliver first production in FY2029, followed by a ramp up period of three years.

Jansen Stage 2 is expected to deliver approximately 4.36 Mtpa of production at a capital intensity of approximately US$1,050/t, lower than Jansen Stage 1, due to the leveraging of existing and planned infrastructure2. In October 2022, BHP approved an initial funding commitment of US$188 million to procure long lead equipment and commence process plant foundation works. The additional US$4.9 billion investment for Jansen Stage 2 will be used for the development of additional mining districts, completion of the second shaft hoist infrastructure to handle higher mining volumes, expansion of processing facilities and the addition of more rail cars.

Westshore Terminals, in Delta, British Columbia, remains BHP’s main port facility to ship potash from Jansen to customers. The Jansen Stage 2 investment includes funding to increase storage facilities at the port. BHP will not be initiating a formal capacity extension for the Westshore port terminal at this time and will evaluate closer to Jansen Stage 2 reaching first production.

Jansen has been designed with a focus on social value and sustainability and is expected to have approximately 50% less operational (Scopes 1 and 2) greenhouse gas emissions per tonne of product and use up to 60% less fresh water when compared to the average potash mine in Saskatchewan. Indigenous employee representation at Jansen has increased to approximately 9% with a target to increase Indigenous employee representation at Jansen to 20%. Jansen aspires to maintain a gender balanced workforce.

Jansen Stage 2 was evaluated utilising BHP’s Capital Allocation Framework and at consensus prices has an internal rate of return of 15% to 18% and an expected payback period of approximately six years from first production3. Underlying EBITDA margins for Jansen Stage 1 and Stage 2 of approximately 65% to 70% are expected due to a low-cost position of US$105 to US$120/t4.

Transitioning to Jansen Stage 2 during the construction period of Jansen Stage 1 is expected to bring a number of operational benefits. These include leveraging the experience of the integrated Jansen project team, continued use of existing contractors, reduced overheads and savings on mobilisation and demobilisation costs. Potential synergies of US$0.3 billion have been embedded into Jansen Stage 2’s economics.

Longer term, Jansen has the potential for two additional expansions to reach an ultimate production capacity of 16 to 17 Mtpa (subject to studies and approvals).

Footnotes

1.

Jansen Stage 1 production capacity was reduced by 0.2Mt by deferring the investment in the recovery circuit in order to enable better capital efficiency outcomes and capture economies of scale by having a combined circuit for Jansen Stage 1 and Stage 2.

2.	Expected capital intensity for Jansen Stage 2, US$/product tonne, Real 1 July 2023.

3.

Price assumptions reflect the average of Argus and CRU prices. Jansen Stage 2 internal rate of return range is post-tax, nominal and reflects Argus and CRU prices (Average 2029–2039: US$369/t Argus and US$466/t CRU). The internal rate of return is the expected internal rate of return based on incremental Jansen Stage 2 cashflow across approximately 50-year mine life.

4.	Operational expenditure includes costs relating to the Jansen mine and port and rail costs, excludes carbon tax, Real 1 July 2023.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas
Megan Hjulfors	Monica Nettleton
+1 (403) 605-2314	+1 (416) 518-6293

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 31, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary